Our File Number: 41163.00001

Writer’s Direct Dial Number: (954) 713.6433

Writer’s Direct Fax Number: (954) 888-2033

Writer’s E-Mail Address: dscileppi@gunster.com

February 9, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Amanda Ravitz, Assistant Director

Re:	Sensus Healthcare, LLC n/k/a Sensus Healthcare, Inc.

Draft Registration Statement on Form S-1

Submitted December 30, 2015

CIK No. 000149891

Dear Ms. Ravitz:

On behalf of Sensus Healthcare, Inc. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated January 26, 2016 (the “Comment Letter”) to the Company, we are submitting the following information.

The responses to the Staff’s comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of the Company’s responses is preceded with an italicized recitation of the corresponding comment from the Comment Letter.

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company acknowledges the comment and advises the Staff that, as of the date of this letter, neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not investors retain copies of the communications.

Las Olas Centre, Suite 1400, 450 East Las Olas Boulevard • Fort Lauderdale, FL 33301-4206 | 954-462-2000 | Fax: 954-523-1722 | www.gunster.com

BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE • tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission

February 9, 2016

Company Overview, page 1

2.	Revise to provide summary discussion of the perceived advantages of Mohs surgery and linear accelerators over orthovoltage treatment which led manufacturers to discontinue production of orthovoltage devices. In addition, please explain how your products address the perceived disadvantages of their orthovoltage predecessors.

RESPONSE: The Company has revised the disclosure on page 1 and elsewhere in the prospectus to address the Staff’s comment.

Corporate Conversion, page 6

3.	We see your disclosure that on or about January 1, 2016, Sensus Healthcare, LLC plans to convert into a Delaware corporation pursuant to a statutory conversion and change its name to Sensus Healthcare, Inc. We also see that as a result of the corporate conversion, the holders of the different classes of units of Sensus Healthcare, LLC will become holders of common stock of Sensus Healthcare, Inc. Please tell us your consideration of the need to include a pro forma balance sheet (excluding the effects of offering proceeds) as of the latest historical balance sheet date presented in the filing as well as pro forma earnings (loss) per share amounts for the latest fiscal year and any interim period presented that give effect to the referenced pending change in capitalization.

RESPONSE: The Company advises the Staff that the Company has updated the registration statement to include its financial statements as of and for the year ended December 31, 2015, which retroactively reflect the statutory conversion. The net loss attributable to common stockholders per share in the Statements of Operations reflects the accumulated and unpaid preferred dividends in each year presented. A condensed pro forma balance sheet is included in the prospectus summary and in Note 8 to the Company’s financial statements. Pro forma earnings (loss) per share has not been provided since the Statement of Operations reflects all accumulated dividends through December 31, 2015 in net loss per share.

The Offering

Use of Proceeds, page 8

4.	We see you intend to use a portion of the proceeds from this offering to pay a dividend owed to former holders of units with a preferred return prior to your corporate conversion. Please tell us how you believe the guidance at SAB Topic 1 (B)(3) impacts your pro forma earnings (loss) per share disclosure requirements. Revise your filing as necessary to comply with the disclosure requirements of the referenced SAB.

RESPONSE:  The Company advises the Staff that the Company has updated the registration statement to include its financial statements as of and for the year ended December 31, 2015, which retroactively reflect the statutory conversion. The net loss attributable to common stockholders per share in the Statements of Operations reflects the accumulated and unpaid preferred dividends in each year presented.

Summary historical financial data, page 10

5.	We note that your gross profit for the 2013 disclosed in this section is not mathematically accurate and does not reconcile to your statement of operations on page F-4. Please revise your filing accordingly.

U.S. Securities and Exchange Commission

February 9, 2016

RESPONSE: The Company has corrected the 2013 gross profit number on page 10 of the prospectus to address the Staff’s comment.

Our success is dependent in large part . . ., page 16

6.	We note the disclosure that your success depends on being an early entrant into the market for your product. Please revise to clarify how you determined you are an “early entrant,” considering: (1) the findings made with respect to the approvals you obtained for all of your products, as disclosed at the bottom of page 65 and top of page 66; and (2) disclosure at the top of page 53 regarding “decades” of prior use. Also revise your disclosure beginning at the bottom of page 62, as appropriate.

RESPONSE: The Company has revised the disclosure on page 16 and elsewhere in the prospectus to state that the Company is a re-entrant into the market to address the Staff’s comment.

7.	Please provide risk factor disclosure, if appropriate, addressing the specific challenges of re-introducing a procedure (orthovoltage) which was previously used and subsequently abandoned.

RESPONSE: In response to the Staff’s comment, the Company has revised the existing risk factor on page 14 to address the risk that the Company may be unable to educate physicians and hospitals of the significant advancements to superficial radiation therapy technology compared to its orthovoltage predecessor.

Substantial future sales of our common stock . . ., page 31

8.	Please revise to clarify the effect on the transferability of shares sold in this offering, if those shares are acquired by your affiliates.

RESPONSE: The Company has revised the disclosure on page 31 of the prospectus to clarify that shares of the Company’s common stock acquired by affiliates of the Company will be subject to restrictions on additional transferability to address the Staff’s comment.

If we fail to maintain proper and effective internal controls, .. . ., page 33

9.	Please tell us how you determined you would be required to begin providing the referenced report by management in your Form 10-K for the fiscal-year ended December 31, 2016. See Instruction 1 to Item 308 of Regulation S-K.

U.S. Securities and Exchange Commission

February 9, 2016

RESPONSE: The Company has revised the disclosure on page 33 of the prospectus to address the Staff’s comment and will begin providing the referenced report in its Form 10-K for the fiscal year ending December 31, 2017 in accordance with Instruction 1 to Item 308 of Regulation S-K.

Use of Proceeds, page 37

10.	Your disclosure in the third bullet point indicates you will improve your existing facility and improve a separate, manufacturing facility; however, your disclosure on page 71 indicates that your current facility, not including any other facility, is adequate to meet your current needs. Please revise to clarify the intended use noted here and your disclosure regarding the adequacy of your current facility. Also, if any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof. See Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: The Company has revised the disclosure on page 37 and elsewhere in the prospectus to address the Staff’s comments. The Company advises the Staff that, at the present time, the Company has no specific plans to internalize all or any portion of the manufacturing of the Company’s products, however, the Company plans to review and evaluate the feasibility of bringing certain manufacturing, service and research and development functions in-house.

Overview, page 39

11.	Please revise to clarify whether warrants will remain outstanding after this offering.

RESPONSE: The Company has revised the disclosure on page 39 and elsewhere in the prospectus to address the Staff’s comment and to clarify that warrants will remain outstanding following the offering.

Significant trends and uncertainties impacting our business, page 46

12.	Please revise to clarify what occurred from 2013 through 2015 insofar as the availability of reimbursement is concerned and the current status of the availability of reimbursement. For example, were codes related to your products included among the non-reportable codes or the alternative codes? Did the alternative codes result in a different level of reimbursement? What happened as a result of the CMS review in 2015? Is the reimbursement review complete and have your customers resumed purchasing your products? Also revise your disclosure on pages 59 and 60 to more specifically describe the reimbursement for procedures using your products.

U.S. Securities and Exchange Commission

February 9, 2016

RESPONSE: The Company has revised the disclosure on pages 45 and 46 and elsewhere in the prospectus to address the Staff’s comment.

Results of Operations, page 47

13.	We note that when discussing the change in your revenues, you indicate the changes are primarily attributable to sales of your SRT-100 systems. To the extent possible, please revise your revenue discussions to quantify the impact of selling prices and product volumes on changes in your revenues during the periods presented. Refer to Item 303(a)(3)(iii) of Regulation S-K.

RESPONSE: The Company has revised its discussion of revenue on pages 47 and 48 to address the Staff’s comment.

14.	Additionally we note your discussion regarding the reason for changes in various operating expenses during the periods presented cites multiple factors. To the extent possible, please revise your discussion to quantify the impact of each factor that you cite.

RESPONSE: The Company has updated its MD&A to include a discussion of 2015 financial results. In addition, the Company has expanded its discussion of operating expenses in its MD&A to address the Staff’s comment.

15.	You say on page 46 that codes were non-reportable beginning in 2015 and disclose here that sales were impacted in 2014. Please revise to clarify how sales were impacted in 2014 if the codes were only deemed non-reportable beginning in 2015. Likewise, you say on page 46 that the CMS review in 2015 related to codes in 2016, but you disclose here that sales increased in 2015 due to overcoming the uncertainty in reimbursement. Please clarify how the 2015 CMS review resulted in overcoming uncertainty concerning reimbursement in 2015, if such review related to codes in 2016. Please also revise to clarify the reference to “significantly more” systems sold in the period ended September 30, 2015.

RESPONSE: The Company has revised the disclosure on pages 45 through 48 and elsewhere in the prospectus to address the Staff’s comment.

Indebtedness, page 51

16.	Please revise to clarify the reference to “eligible borrowing base” and how it impacts the amount of funds you may currently access under the credit facility. Please also revise to clarify to what extent the terms of this facility restricts your ability to incur additional indebtedness.

U.S. Securities and Exchange Commission

February 9, 2016

RESPONSE: The Company has revised the disclosure on page 50 and elsewhere in the prospectus to address the Staff’s comment.

Business, page 53

17.	Please revise to clarify, if known to you, why Mohs surgery and LINACS were viewed as superior alternatives to superficial radiation technology when introduced. Please also revise to clarify what has changed, if anything, with respect to superficial radiation technology and its benefits since that time. It is unclear from your disclosure what led to the “resurgence” you note.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 52 and elsewhere in the prospectus to discuss the perceived limitations of the predecessor orthovoltage devices and what the Company believes are significant advancements to the technology.

18.	Please revise to disclose whether your products were used in the study you cite in the second paragraph.

RESPONSE: The Company has revised the disclosure on page 52 and elsewhere in the prospectus to address the Staff’s comment and indicate that the Company’s products were used in the study cited.

19.	We note the downsides to Mohs surgery cited here and on page 1. Please revise to disclose downsides to use of your products relative to Mohs surgery and other competing products. For example, do your products require multiple visits over a multi-week period whereas Mohs surgery involves only one visit? Is use of your product more appropriate only for surface-based skin cancers?

RESPONSE: The Company has revised the disclosure on page 53 and elsewhere in the prospectus to address the Staff’s comment.

Mohs surgery, page 55

20.	Please tell us whether there is any more recent data than that which is cited in the first paragraph, and revise accordingly. Also, please clarify how Mohs surgery is the standard of care if it is used in only 36% of non-melanoma skin cancer cases. Also revise to disclose the percentage of cases in which superficial radiation therapy was used and the relative proportion from other, competing technologies.

U.S. Securities and Exchange Commission

February 9, 2016

RESPONSE: The Company has revised the disclosure on page 54 and elsewhere in the prospectus to delete the statistics of how frequently Mohs surgery is used. While the Company notes that although Mohs surgery is only used in 36% of nonmelanoma skin cancer cases, the Company believes Mohs surgery is used in a plurality of nonmelanoma skin cancer cases; however, there is no reliable independent data on the frequency of all alternative treatments.

Increase acceptance of superficial radiation therapy . . .., page 57

21.	Please revise to clarify the comparative term “favorable” reimbursement environment, given your disclosure on page 46. It is unclear how reimbursement for use of your product compares to other competing procedures and products. Please revise to clarify. Also revise your disclosure on pages 3 and 56 to clarify the comparative terms “less expensive procedure.” To whom or what is the procedure less expensive than other procedures—insurers, patients, dermatologists? What item or items are you including in measuring the relative expense involved?

RESPONSE: The Company has revised the disclosure on page 57 and elsewhere in the prospectus to clarify that the reimbursement environment is more certain rather than more “favorable.”

Manufacturing and supply, page 64

22.	Please clarify the nature of your relationship with the third-party manufacturer referenced here and on page 13, including the material terms of your agreement with them. For example, are you guaranteed a set number of systems per month or year at a fixed price? Please also file the agreement as an exhibit.

RESPONSE: The Company has revised the disclosure on pages 63 and 64 and elsewhere in the prospectus to address the Staff’s comment. The Company has filed the manufacturing agreement as an exhibit to the publicly filed registration statement, subject to a request for confidential treatment.

23.	We note the disclosure here and pages 13, 37 and 45 regarding your intent to bring “certain” manufacturing capabilities in-house. Please revise to clarify which capabilities you intend to bring in-house and the extent to which this will “lessen [y]our dependence on a single source.” Please also clarify how this transition will “increase [y]our operating margins and improve [y]our results of operations,” in light of the additional fixed costs associated with manufacturing your own products.

RESPONSE: The Company has revised the disclosure on pages 13, 37, 57, 64 and elsewhere in the prospectus to address the Staff’s comment. As noted previously in the Company’s response to comment 10, the Company is currently only exploring the possibility of bringing certain manufacturing capabilities in-house.

U.S. Securities and Exchange Commission

February 9, 2016

Board of managers and committees, page 74

24.	We note the disclosure regarding a classified board of directors. Please disclose in which class each director will serve.

RESPONSE: The Company has revised the disclosure on page 74 to address the Staff’s comment.

Principal Stockholders, page 82

25.	We note the disclosure on page 39 regarding the number of days holders of units with a preferred return will have to elect payments in cash or common stock. Please tell us how your table accounts for the right of these holders to acquire those shares. Also revise your risk factor disclosure on page 31, as appropriate.

RESPONSE: The Company has revised the disclosure on pages 31 and 83 and elsewhere in the prospectus to address the Staff’s comment. The information contained in the table assumes that all holders will elect to receive payment of their preferred return in common stock of the Company.

Certain Relationships . . ., page 83

26.	Given your indication that you are a “smaller reporting company,” as noted on the cover page of this registration statement, please tell us how the dollar threshold in the first full paragraph on page 84 is consistent with the disclosure required by Regulation S-K Item 404(d).

RESPONSE: The Company has revised the disclosure on page 85 to address the Staff’s comments. After further review, the Company has added disclosure related to relationships above the revised threshold in accordance with Item 404(d) of Regulation S-K.

27.	Please revise to provide the information required by Item 404 of Regulation S-K with respect to the preferred return payments noted on page 39 and distribution noted on page 38.

RESPONSE: The Company advises the Staff that no related person is entitled to receive a payment with respect to the preferred return payments noted on page 39 or the distribution noted on page 38 that would require disclosure pursuant to Item 404 of Regulation S-K.

U.S. Securities and Exchange Commission

February 9, 2016

28.	We note the disclosure on page 39 that in “exchange for the termination of the preferred return, holders of the units with a preferred return will be entitled to a one-time payment” in cash or shares of common stock. If the preferred return right terminated, please revise to explain how these holders became entitled to the one-time payment to which you refer. Please refer to the relevant exhibit that relates to the “exchange” of the preferred return right for the right to receive the one-time payment. Also note your disclosure obligations under Regulation S-K Item 701.

RESPONSE: The Company advises the Staff that the plan of conversion filed as Exhibit 2.2 addresses the exchange of the preferred return right for the right to receive the one-time payment. The Company has revised the disclosures on page 39 to note that the one-time dividend payment will be made pursuant to the plan of conversion. The Company acknowledges its disclosure obligations under Regulation S-K Item 701 and will make any required disclosure in a future periodic filing.

Common stock, page 86

29.	We note that you will be authorized to issue 1 million shares of common stock and disclosure regarding the number of shares outstanding after the corporate conversion, including shares subject to warrants and options, the intended forward stock split and the number of shares you intend to issue in this offering. Given your disclosure on page 49 regarding using your equity for future cash needs, please demonstrate for us that you will have sufficient authorized but unissued shares for your equity to be a viable source of liquidity.

RESPONSE: The Company advises the Staff that it intends to file an amended and restated certificate of incorporation that will provide for, among other things, an increase in the number of authorized shares of common stock and blank-check preferred stock as revised on page 87. The amended and restated articles of incorporation will be filed prior to the Company’s public offering.

Lock-Up Agreements, page 94

30.	You disclose here that “all” your security holders have entered into the lock-up agreement. On page 31, you disclose that only “substantially all” of those holders entered into that agreement. Please reconcile. Please also file the lock-up agreement as an exhibit.

RESPONSE: The Company has revised the disclosure on page 31 and elsewhere in the prospectus to address the Staff’s comments and clarify that all securityholders entered into the lock-up agreement, which will be filed as an exhibit to the underwriting agreement that will be filed by amendment.

U.S. Securities and Exchange Commission

February 9, 2016

Other Relationships, page 96

31.	Please tell us how you determined to limit the disclosure here regarding your relationship with an underwriter to its recent service as placement agent. We note, for example, that according to Exhibit 4.4, it previously served as a placement agent and entered into an engagement letter for an offering of your securities. We also note the references to “NTB” in Exhibit 3.3.

RESPONSE: The Company has revised the disclosure on page 97 of the prospectus to address the Staff’s comment.

Financial Statements of Sensus Healthcare, LLC

Statements of Operations, page F-4

32.	We note that you are presenting a separate line item in this statement for depreciation and amortization. Please explain to us whether you have excluded depreciation and amortization from your cost of sales and tell us the specific authoritative U.S. GAAP that you believe supports your accounting and presentation for depreciation and amortization. Further, if you excluded such amounts from your cost of sales, tell us how the line item description currently in this statement for “cost of sales” complies with SAB Topic 11(B).

RESPONSE: The Company has revised its Statements of Operations to include depreciation and amortization in cost of sales to address the Staff’s comment. In the Statement of Operations, the components of depreciation and amortization expense have been reclassified, based on the nature of each asset, from a separate line in operating expenses to the following lines: cost of sales (operations and rental equipment), selling and marketing (trade show and demo equipment), general and administrative (computer equipment). The Company has also added a section to Note 1 with the heading “Reclassification” on page F-11. In addition, the categories in Note 2 have been revised to correspond to the lines in the Statement of Operations in which the related depreciation is included.

Statements of Cash Flows, page F-6

33.	We note that you transferred inventory to property, plant and equipment during several periods presented in this statement. Please revise your disclosure to describe the nature of this inventory and your accounting polices related to these transfers. Describe how you record depreciation expense on transferred inventory, how it is reflected in your financial statements and why you believe the classification is appropriate.

U.S. Securities and Exchange Commission

February 9, 2016

RESPONSE: The Company has revised Note 1, “Property and Equipment,” on page F-9 to address the Staff’s comment. A policy was added regarding the reclassification of inventory to property and equipment for customer rentals and demos for marketing at trade shows. The transferred assets are depreciated over their estimated remaining useful lives.

Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-7

34.	We note that your sales arrangements may contain service contracts which you consider and account for as a separate unit of accounting. Please revise this note to provide the disclosures in ASC 605-25-50 for each material type of product or service element in your multiple-element transactions. Please specifically address how the elements are determined and valued.

RESPONSE: The Company has revised Note 1, “Revenue Recognition,” on page F-7 to address the Staff’s comment. Additional disclosure was added for multi-element arrangements.

35.	In a related matter, if service revenues are significant, please explain to us how you considered the disclosure requirements of ASC 280-10-50-40.

RESPONSE: The Company has considered the requirements of ASC 280-10-50-40 and has added disclosure in Note 1, “Segment and Geographical Information,” disclosing service revenue as a percentage of total revenue for each year reported.

Note 2 – Property and Equipment, page F-11

36.	We note the significance of your demo equipment. Please tell us and revise the filing to disclose your accounting policy for demo equipment, including where the depreciation expense for such equipment is recorded in your statement of operations. Also, tell us if you loan or sell the demo equipment to customers and, if so, how you account for any such transactions.

RESPONSE: The Company has revised Note 1, “Property and Equipment,” on page F-9 to address the Staff’s comment. A policy was added regarding inventory reclassified to property and equipment for rentals and demos. The depreciation of rentals is recorded to cost of sales and depreciation of demos is recorded to selling and marketing expense. The Company does not loan equipment to customers. Although it is possible in the future, to date the Company has not sold any demos or equipment that had been rented to customers.

U.S. Securities and Exchange Commission

February 9, 2016

Back Cover Page

37.	We note the extensive use of text in your graphics here. Text in this context should be used only to the extent necessary to explain briefly the visuals in the presentation. The text should not be excessive or overwhelm the visual presentation or, as your text appears to do, repeat information already contained in the prospectus. Please revise accordingly.

RESPONSE: The Company has revised the back cover page to reduce the text.

38.	While we do not object to graphics of the products and service you provide, it is unclear how your current graphics assist investors in understanding your business. Similarly, the nature of the graphics provided suggests that the results depicted are typical for the procedures to which you refer. Please revise to remove the graphic depictions of pre- and post-operative patients who underwent the procedures you reference.

RESPONSE: In consultation with the Staff, the Company has revised the back cover page of the prospectus to include only pictures for patients that have undergone superficial radiation therapy.

Exhibits

39.	Please file as exhibits the representatives’ warrant agreement and the document governing the right of first refusal mentioned on page 95. Please also file the employment agreements you intend to enter into, as mentioned on page 77.

RESPONSE: The Company advises the Staff that it will file the representatives’ warrant agreement by amendment to the publicly filed registration statement. The Company notes that the document governing the right of first refusal referenced on page 95 is the Underwriting Agreement, which will also be filed by amendment as Exhibit 1.1. The Company has filed the employment agreements in this filing.

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 713-6433.

U.S. Securities and Exchange Commission

February 9, 2016

Very truly yours,

/s/ David C. Scileppi
David C. Scileppi

cc:    Daniel Morris, U.S. Securities and Exchange Commission

Eric Atallah, U.S. Securities and Exchange Commission

Geoff Kruczek, U.S. Securities and Exchange Commission

Jay Webb, U.S. Securities and Exchange Commission

Joseph C. Sardano, Chief Executive Officer, Sensus Healthcare, Inc.

Arthur Levine, Chief Financial Officer, Sensus Healthcare, Inc.

Ivan Blumenthal, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Merav Gershtenman, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John Gabriel, Marcum LLP

Patrick O’Brien, Marcum LLP

Robert B. Lamm, Gunster

Gustav L. Schmidt, Gunster